U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 0-22965

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [x] Form 10-Q [ ] From N-SAR For Period Ended:  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant – Iron Eagle Group, Inc.

Former Name if Applicable – Pinnacle Resources, Inc.

Address of Principal Executive Office (Street and Number) –

448 West 37th Street, Suite 9G

City, State and Zip Code –

New York, NY 10018

PART II

RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE) (A)   THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE; [X]

(B)   THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

 Corporation was not able to timely complete its financial statements to electronically file the required form.

Hurricane Sandy disrupted communications between the Issuer, its accountants and auditors.  As a result, the issuer is unable to complete the financial statements necessary for the Form 10-Q for the quarter ended September 30, 2012 and seeks additional relief pursuant to the Order dated November14, 2012 under Section 17A and Section 36 of the Securities Exchange Act of 1934 granting exemptions from specified provisions of the Exchange Act and Certain Rules Thereunder/Release No. 68224.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Jody M. Walker,

Attorney at Law                                        (303) 850-7637

     (name)                                       (Area Code)(Telephone #)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [ ] Yes [x] No   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Iron Eagle Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2012

By

/s/ Edward English

Edward English

Chief Executive Officer